82-2373

ERG

GROUP

Your ref
Our ref CMP-0014-01

2 May 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

03022109

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange this week:

- Chairman's EGM address to shareholders and slide presentation;
- ERG Shareholders Approve $25m Debt to Equity Conversion; and
- Summary of Voting for EGM.

Yours faithfully

for **Clare Barrett-Lennard**
Company Secretary

PROCESSED
JUN 11 2003
THOMSON FINANCIAL


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/04/2003

TIME: 12:33:41

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's EGM Address to Shareholders & Slide Presentation

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from 1 July 2003
- Handwritten and hand delivered company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from 1 March 2003 for announcements faxed to CAP
- New CAP fax number from 1 March 2003 for announcements sent within Australia is 1900 999 279



ASX.Online@asx.com.au

30/04/2003 10:33

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release - Address by Chairman - EGM (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 51737 as follows:
Release Time: 30-Apr-2003 12:33:39
ASX Code: ERG
File Name: 51737.pdf
Your Announcement Title: Address by the Chairman - EGM attaching slide presentation



51737.pdf

Address by the Chairman – Extraordinary General Meeting

30 April 2003


ERG
GROUP

Ladies and Gentlemen

Before commencing my formal address to you, I would like to take the opportunity to introduce my fellow Directors to you:

- Mr Peter Fogarty, Chief Executive Officer
- Mr Mick Bolto, Deputy Chairman
- Mr Greg Crew, Non-Executive Director
- Mr David Humann, Non-Executive Director
- Mr Robert Topfer, Non-Executive Director

I would also like to introduce to you Mr Yew Seng Kwa, Group Finance Strategist.

I take great pleasure today in confirming that as part of the Board's review of its structure, Mr Tony Shepherd was appointed to the Board earlier this week, with his appointment effective from this Friday, 2 May. He is currently Deputy Chairman of Transfield Services Limited, and is a Director of ADI Limited and the NSW State Transit Authority. He is also Vice-President of the Australian Council for Infrastructure Development.

Unfortunately I cannot introduce Tony to you personally today as he has a prior board commitment in Sydney.

Mr Shepherd brings to ERG impeccable experience in overseeing the management and delivery of major, long-term infrastructure projects. As ERG continues to win new, major transit ticketing projects it is important that the Company's Board incorporates strong project management and delivery expertise, in addition to commercial and financial expertise.

Mr Shepherd brings a highly respected record of achievement and experience in these areas.

Before we proceed to the formal business I would like to highlight briefly the importance of your support for the resolutions being considered today to the future success of ERG and consequently, to returns to you as investors.

Over the past months the Board has, with the assistance of global investment bank Babcock & Brown, been assessing a wide range of options for the Company to address the significant financial constraints created by ERG's debt dominated balance sheet.

In recent months you have seen ERG begin to clear away the delays which have held us back from revenue growth with trophy contracts like Sydney, Seattle and Washington DC. I am pleased to announce the contracts for the Seattle project were signed in the US last night after approvals were obtained from the boards of Seattle's seven transit operators. We have won Stockholm and have reached a resolution to allow us to proceed with the expansion of the Rome project into the Lazio



region. ERG has begun to pile on the runs in terms of new contract wins around the globe and we have convincingly won the debate about who has the best automated ticketing technology in the world.

A critical piece of the jigsaw that remains to be put in place to secure a reliable growth path for this Company is to transform our balance sheet so that it can properly underpin our operations. This depends on your decision today. Noteholders have already approved the recapitalisation proposals at a separate meeting in March.

The key elements of the recapitalisation proposal, which were outlined at the Company's Annual General Meeting last November, are:

- conversion of the $250 million in listed convertible notes into equity at 15 cents per share;
- ratification of the April Noteholder interest capitalisation;
- the restructure of some of ERG's other existing debt obligations;
- possible renounceable rights issue of up to $50 million in preference shares with free attaching listed options; and
- ten for one share consolidation.

The resolutions being considered today are part of this plan to build a solid capital base for the Company upon which it can exploit its technological advantage.

Each of the resolutions before you today represents vital elements in the recapitalisation process. These proposals, I believe, represent the best, fairest and most balanced outcome for shareholders and noteholders alike.

Certainly, Ernst & Young Corporate Finance, the Independent Experts engaged by the Board, have concluded that issuing shares to the Ingot Entities under the Recapitalisation Proposal is both fair and reasonable to you as shareholders.

The Directors further believe that the steps being undertaken to strengthen the Company's financial position, including the conversion of the notes, are in the best interest of all ERG stakeholders.

Importantly, there are clear, compelling imperatives for supporting the resolutions today.

ERG's technology is proven and operating successfully worldwide. Increasingly, ERG is seen in the market as the global leader with the unique capability of integrating its systems for use by multiple transit operators. With a significant technological lead on its competitors, ERG has excellent immediate prospects to secure further automated fare collection tenders and so build on the projects delivering long-term annuity like revenues.

However, there are currently significant barriers to continued growth which the recapitalisation proposal hopes to remove.

The Company's balance sheet is overwhelmed by the convertible note liability. Its cash flow and profitability are severely impacted by high levels of interest charges relating to the notes. The recapitalisation proposal will eliminate $250 million in liabilities from the balance sheet and extinguish



$18.75 million of annual interest burden. It will create a balance sheet with a dramatically improved net asset position and we expect this to lead to tangible commercial benefits for the Group.

The pro forma balance sheet demonstrates the dramatic impact the full recapitalisation proposal would have had on the ERG balance sheet had it occurred in full as at 31 December 2002.

This recapitalisation is critical at a time when ERG's customers continue to demand large, fully cash backed performance bonds, despite the dramatic changes to the international insurance markets where these bonds were traditionally sourced. Clearly, a much stronger balance sheet than now exists is required to source bonds through alternative means.

This was demonstrated emphatically by the agreement announced earlier this month that, conditional upon shareholders supporting the recapitalisation proposals today, the Export Finance and Insurance Corporation would provide the almost $26 million in performance bonds required for the Seattle, Washington and Stockholm projects. This is exactly the sort of non-traditional bonding support a stronger balance sheet will allow us to access and so allow us to pursue and win new projects.

While the imperatives for the restructure are compelling, I do want to make it clear that the Board understands the concerns among shareholders about the dilutionary impact of the proposed conversion.

Dilution is an inescapable result of the conversion of the notes whether that occurs now or in 2005 when the notes are due to convert. However, we have worked hard to minimise that dilution and to enhance the net asset backing of your shares.

Importantly, shareholders currently own 100 per cent of a company with a weak balance sheet and $29 million in net assets as at 31 December 2002. If approved, the restructure will see you own approximately 35 per cent of a company with net assets, based on figures as at 31 December 2002, of approximately $311 million.

Although the imperatives for the restructure are clear, I can understand individual shareholders asking how the proposals improve their individual positions. It makes sense to us that it is better to own a smaller part of a bigger, healthier company that has a more certain path to earnings growth than it is to own all of a company that is stretched to grow its revenues any further.

Moreover, we must recognise that the world has indeed changed and rather than waiting for any recovery in the tech sector, it is wiser to be actively responding to the changed world by taking steps to restore shareholder value.

It is in this context the Directors are strongly recommending that the meeting support the resolutions to convert the listed notes to equity and ratify the issue of shares in lieu of the $9 million April interest payment.

What is being put before you today is one part of an integrated plan of action undertaken by the Board and management to improve the Company's position and provide a solid financial foundation for future growth. Apart from the recapitalisation proposal we have put to you today:

1 We are reducing costs without sacrificing our R&D and service edge. Operating savings so far are in the vicinity of $30 million per annum.



2 We are focusing on core strengths by exiting non-core assets and redeploying cash to core activities. As you know we have sold ECard and as we announced last month, we have sold our interest in Proton World while retaining global access to key Proton technologies for 20 years. Combined, these sales will allow us to redeploy $65 million to core operations and debt repayment.

3 We are clearly securing market leadership with what I think is already an impressive win rate and portfolio of high profile transport system contracts in Australia, Asia, Europe and the United States.

It is important to summarise briefly the significant amount that has been achieved since the start of this calendar year.

Subject to the approval of the restructure today by shareholders, we have identified and opened up a new source of performance bonds. We have sold Proton World re-deploying cash to the core business and at the same time retained access to the key technologies for 20 years. We have cleared away delays in projects and secured other important project wins. And the recapitalisation process is under way having secured the support of noteholders last month.

So, operationally, your Directors are satisfied that the Company is well placed following the tumultuous crash and re-evaluation of the tech sector. There is every reason to believe ERG has the products, the expertise and a clear growth path.

However, and despite the disappointments of recent years, it needs your backing for the recapitalisation proposal to get there. The recapitalisation is critical to completing ERG's return to reliable and sustainable earnings.

Your Directors have concluded that voting in favour of the resolutions to be considered by this meeting are in the best interests of shareholders.

The Independent Expert considers the issuing of shares to the Ingot Entities under the recapitalisation proposal is fair and reasonable.

We have made every effort to ensure the recapitalisation meets the needs of shareholders and noteholders, as well as the commercial needs of the Group.

We have received proxies representing approximately 24% of the shares on issue, and they have strongly supported all resolutions.

A S Murdoch
Chairman



Meeting of ERG Shareholders
to Consider Elements of the
Recapitalisation Proposal

Wednesday, 30 April 2003






Agenda

- Introductory remarks – Sandy Murdoch, Chairman
- Question and Answer session
- Formal Business – consideration of resolutions relating to the Recapitalisation Proposal





Recapitalisation Proposal – Key Elements

Conversion of the $250 million in listed convertible notes into equity at 15 cents per share

April Noteholder interest capitalisation

Restructuring of existing ERG debt

$50 million renounceable rights issue of preference shares with free attaching listed options

Ten for one share consolidation

" ... each of, the issue of the Ingot Conversion Shares and the possible issue of the 20 cent Ingot Option Shares, the Ingot Loan Shares, the 15 cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares pursuant to the terms of the Proposed Capital Restructure are, in our opinion, fair and reasonable to the Non-Associated Shareholders of ERG."

(Page 4, report of the independent expert, Ernst & Young Corporate Finance)

Independent Expert's Opinion



Restructure Provides Strong Growth Platform



31 December 2002 – Pro Forma Balance Sheet

	Position as at 31.12.02 Reviewed	After Full Recapitalisation Proposal	After Full Recapitalisation Proposal & PWI Sale
Net Assets	$29m	$311m	$311m
Interest-Bearing Liabilities	$329m	$97m	$87m
Cash	$18m	$50m	$113m
Net Tangible Assets	($147m)	$135m	$212m
Interest-Bearing Debt to Equity	**1,134%**	**31%**	**28%**

Improving Net Asset Backing of ERG Shares



Based on Pro Forma Balance Sheet at 31.12.02

	Position as at 31.12.02 Reviewed	After Full Recapitalisation Proposal & PWI Sale based on 31.12.02 Figures
Net Assets	$29m	$311m
Total Shares on Issue (000s)	945,879	3,009,426
Net Assets per Share (cents)	3.1	10.3

Reduce costs – maintain service and R&D edge

Focus on core strengths – review non-core assets

Secure market leadership – strengthen operational capacity

Reconstruction Integral Part of Bigger Plan





Achievements so far in 2003

Secured (subject to your approval of recapitalisation and other conditions precedent) new source of performance bonds.

Sale of Proton World; receipt of proceeds and access to technology retained.

Project wins: Seattle, Stockholm, Sydney and Washington DC.

Rome Phase 2 expansion into Lazio (value $40 million).

Recapitalisation under way:

- Noteholder approval granted in March
- Shareholders considering today



Questions & Answers











Resolutions 1.1, 1.2 & 1.3	The Restructure Resolutions
Resolutions 2.1, 2.2, 2.3 & 2.4	The Rights Issue Resolutions
Resolution 3	The Share Consolidation Resolution
Resolution 4	Ratifying the April Interest Capitalisation

Formal Business – Consideration of Resolutions





Thank You For Your Attention

Shareholder Meeting 30.4.03




ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Lev 4, 20 Bridge Street
Syd..y NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/04/2003

TIME: 14:18:27

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ERG Shareholders Approve $250m Debt to Equity Conversion

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



Beth Jones
30/04/2003 10:38

To: jana@coswaypr.com.au
cc:
Subject: ERG Announcement (Ref: SHH-0014)

Jana

As requested by Shaun Duffy of this office, I now attach a copy of the announcement lodged with the ASX today titled "ERG Shareholders Approve $250 million Debt to Equity".

Regards
Beth Jones
PA to Company Secretary
ERG Group
247 Balcatta Road Balcatta WA 6021 Australia
Tel: + 61 8 9273 1111 Fax: +61 8 9273 1208
Email: bjones@erggroup.com Website: www.erggroup.com



EGMapproval300403.pc

DATE 30 April 2003

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG

GROUP

MEDIA RELEASE

ERG Shareholders Approve $250 million De·t to Equity Conversion

ERG Limited (ERG) Shareholders today agreed to convert $250 million of listed convertible notes into ordinary shares at 15 cents per share. The conversion was approved by Noteholders at a meeting last month.

The note conversion is a critical part of restructuring ERG's balance sheet to support its growing success in winning large-scale, urban transit ticketing technology contracts. Such contracts, while lucrative, require significant capital strength to finance long tender periods and large performance bonds to be placed with transit authorities.

The conversion will eliminate $250 million in liabilities from the Company's balance sheet and extinguish the associated $18.75 million annual interest payments to Noteholders. The conversion significantly improves both the Group's net asset position and debt to equity ratio.

In addition to the note conversion, Shareholders also approved a ten for one share consolidation and the terms for a possible rights issue of up to $50 million in preference shares. These elements of the recapitalisation proposal were flagged at the Company's November 2002 Annual General Meeting. All resolutions put to the meeting were passed overwhelmingly.

Directors will now carefully consider whether or not to proceed with the rights issue, taking into account the recent sale of Proton World and other negotiations the Group is concluding. The timing of the ten for one share consolidation will be determined following this decision on the rights issue.

According to ERG Chairman, Mr Sandy Murdoch: "Shareholders' support for the capital restructure is a vote of confidence in the work being done to strengthen the Company's financial position.

"Combined with the significant progress the Company has made in reducing operating costs, the restructure places the Company in a position to continue to build on our portfolio of large-scale transit ticketing contracts."

The cost reduction program has identified annualised savings of $30 million and the sale of non-core assets, like ERG's interests in ECard and Proton World, is allowing the Company to redeploy more than $60 million to its core business.

30 April 2003



ERG Shareholders Approve $250 million Debt to Equity Conversion

"While shareholders have accepted dilution of their shares the net asset backing of their shares has risen dramatically," Mr Murdoch said.

"Moreover, the Company is now in a much stronger position to exploit its technology, which has been demonstrated as the world's best, by recent contract wins like Seattle, Sydney, Stockholm and Washington DC," he said.

--END--

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 15 offices across 11 countries and employs approximately 780 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has more than 15 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/04/2003

TIME: 16:50:11

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Summary of Voting for EGM

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

closure of Proxy Votes for EGM

\pril 2003


ERG
LIMITED

:cordance with section 251AA of the *Corporations Act*, the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed ıembers of ERG Limited at its extraordinary general meeting held on 30 April 2003:

solution lumber	Description of Resolution	The proxy is to vote for the resolution	The proxy is to vote against the resolution	The proxy is to abstain on the resolution	The proxy may vote at the proxy's discretion
1.1	Issue of Shares under Listed Note Conversion and Excluded Notes	150,275,342	7,236,055	3,440,765	69,344,995
1.2	Issue of securities for Debt Restructure	161,191,075	7,420,133	3,282,295	72,798,030
1.3	Acquisition of Voting Shares by Ingot Entities	158,473,029	8,654,433	4,353,312	72,679,426
2.1	Preference Share Terms	159,638,876	7,557,868	4,347,005	89,458,669
2.2	Issue of Preference Shares and Listed Options under the Excluded Loan	159,117,368	7,917,078	4,228,522	72,93[illegible],472
2.3	Issue of Dividend Shares	148,657,803	6,752,919	4,040,711	72,827,272
2.4	Issue of Shares in relation to Excluded Loan	159,354,328	8,166,181	4,145,811	72,854,729
3	Share Consolidation	156,316,376	11,674,309	3,821,480	89,190,253
4	Ratification of Shares issued under April Interest Capitalisation	147,643,512	6,463,483	9,337,073	68,521,868

nmary of Voting for EGM

\pril 2003


ERG
LIMITED

w are the results of the voting on resolutions passed by members of ERG Limited at its extraordinary general meeting held on 30 April 2003:

solution umber	Description of Resolution	Number of votes cast in favour	Number of votes cast against	Percentage of votes cast in favour	Percentage of votes cast against
1.1	Issue of Shares under Listed Note Conversion and Excluded Notes	222,857,705	7,237,055	96.85%	3.15%
1.2	Issue of securities for Debt Restructure	236,581,676	7,421,133	96.96%	3.04%
1.3	Acquisition of Voting Shares by Ingot Entities	233,462,151	8,661,057	96.42%	3.58%
2.1	Preference Share Terms	250,609,418	7,558,868	97.07%	2.93%
2.2	Issue of Preference Shares and Listed Options under the Excluded Loan	234,364,160	7,918,078	96.73%	3.27%
2.3	Issue of Dividend Shares	223,745,621	6,762,443	97.07%	2.93%
2.4	Issue of Shares in relation to Excluded Loan	234,521,477	8,170,081	96.63%	3.37%
3	Share Consolidation	246,873,602	11,743,209	95.46%	4.54%
4	Ratification of Shares issued under April Interest Capitalisation	218,280,400	6,582,383	97.07%	2.93%

Your ref
Our ref CMP-0014-01

03 MAY 12 7:21

ERG
GROUP

28 April 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange on 22 April 2003:

- Appendix 3B pursuant to Proton World International Acquisition.

Yours faithfully

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary

ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP

File Ref: CMP-2214-01


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/04/2003

TIME: 08:41:31

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B pursuant to Proton World Int. acquisition

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

22/04/2003 06:41

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release (Ref: CMP-0014) Appendix 3B
– 01

ASX confirms the release to the market of Doc ID: 50038 as follows:
Release Time: 22-Apr-2003 08:41:27
ASX Code: ERG
File Name: 50038.pdf
Your Announcement Title: Appendix 3B - New Issue Announcement



50038.pdf

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ERG Limited

ABN

23 009 112 725

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,000,000.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	7,000,000 options expiring 29/03/07 exercisable as follows: Tranche A (1 million): $0.376 Tranche B (2 million): see attachment Tranche C (2 million): see attachment Tranche D (2 million): $0.450

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A.
5	Issue price or consideration	7,000,000 options at $0.313.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As part of the Company's acquisition of Proton World International SA (**PWI**) the Company has agreed to issue 7,000,000 options to American Express Travel Related Services Company Inc (**Amex**).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 February 2003.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,008,378,657	Ordinary shares.
18,518,519	Convertible notes maturing 01/10/05 exercisable at $13.50.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
8,995,100	Ordinary employee shares.
3,000	Employee options expiring 17/11/03 exercisable at $3.18.
3,750,000	Employee options expiring 09/12/08 exercisable at $0.37.
75,000	Employee options expiring 11/12/08 exercisable at $0.38.
2,010,000	Employee options expiring 16/07/09 exercisable at $0.93.
285,000	Employee options expiring 30/08/09 exercisable at $1.19.
75,000	Employee options expiring 26/11/09 exercisable at $2.60.
75,000	Employee options expiring 29/11/09 exercisable at $2.60.
315,000	Employee options expiring 02/12/09 exercisable at $2.64.
66,000	Employee options expiring 10/01/10 exercisable at $2.54.
105,000	Employee options expiring 11/01/10 exercisable at $2.59.
165,000	Employee options expiring 12/01/10 exercisable at $2.61.
222,000	Employee options expiring 13/01/10 exercisable at $2.62.
205,500	Employee options expiring 14/01/10 exercisable at $2.70.
12,000	Employee options expiring 25/02/10 exercisable at $3.75.
180,000	Employee options expiring 14/06/10 exercisable at $3.08.
870,000	Employee options expiring 01/11/10 exercisable at $3.23.

Number	+Class
1,085,500	Employee options expiring 17/11/10 exercisable at $3.18.
1,000,000	Options expiring 15/03/07 exercisable at $0.376.
7,437,210	Options expiring 01/02/09 exercisable at $0.40.
7,000,000	Options expiring 29/03/07 exercisable as follows: Tranche A (1m): $0.376 Tranche B (2m): see attachment Tranche C (2m): see attachment Tranche D (2m): $0.450

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary shares in the Company are entitled to participate in dividends declared by directors of the Company from time to time.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A.
12	Is the issue renounceable or non-renounceable?	N/A.
13	Ratio in which the +securities will be offered	N/A.
14	+Class of +securities to which the offer relates	N/A.
15	+Record date to determine entitlements	N/A.
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A.
17	Policy for deciding entitlements in relation to fractions	N/A.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A.
19	Closing date for receipt of acceptances or renunciations	N/A.
20	Names of any underwriters	N/A.
21	Amount of any underwriting fee or commission	N/A.
22	Names of any brokers to the issue	N/A.
23	Fee or commission payable to the broker to the issue	N/A.
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A.
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A.
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A.
28	Date rights trading will begin (if applicable)	N/A.
29	Date rights trading will end (if applicable)	N/A.
30	How do +security holders sell their entitlements *in full* through a broker?	N/A.

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A.
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A.
33	+Despatch date	N/A.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A.
39	Class of +securities for which quotation is sought	N/A.
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A.	N/A.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 17 April 2003
(Director/Company secretary)

Print name: Clare Lois Barrett-Lennard

== == == == ==

Attachment to Appendix 3B

Tranche B

Up to 2,000,000 options may be exercised depending upon the number of American Express Travel Related Services Company Inc (**Amex**) cards issued which use Proton World International SA (**PWI**) technology within certain periods after completion of the acquisition of PWI by ERG Card Systems Ltd, as follows:

Total Amex cards issued with PWI Prisma DP platform technology	Options exercisable by Amex (cumulative to a maximum of 2,000,000)	If reached within 3 years after completion, exercise price is:	If reached within 4 years after completion, exercise price is:	If reached within 5 years after completion, exercise price is:
10,000,000	1,000,000	$0.376	$0.407	$0.439
15,000,000	1,500,000	$0.376	$0.407	$0.439
18,000,000	2,000,000	$0.376	$0.407	$0.439

Tranche C

Up to 2,000,000 options may be exercised depending upon the number of Amex cards issued which use PWI's software within certain periods after completion of the acquisition by ERG Card Systems Ltd, as follows:

Total PWI Conquesta applets downloaded on Amex PWI Prisma cards	Options exercisable by Amex (cumulative to a maximum of 2,000,000)	If reached within 3 years after completion, exercise price is:	If reached within 4 years after completion, exercise price is:	If reached within 5 years after completion, exercise price is:
10,000,000	1,000,000	$0.376	$0.407	$0.439
15,000,000	1,500,000	$0.376	$0.407	$0.439
18,000,000	2,000,000	$0.376	$0.407	$0.439